UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 61678 /March 10, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13775

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In the Matter of	:	ORDER MAKING FINDINGS
	:	AND REVOKING REGISTRATION
TOSTEL CORP.	:	BY DEFAULT
	:	

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       The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on February 3, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Tostel Corp. (Tostel) is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and has repeatedly failed to file required periodic reports.

       The Office of the Secretary and the Division of Enforcement have provided evidence that Tostel was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by February 18, 2010. Tostel's Answer was due ten days from the date of service. See OIP at 3; 17 C.F.R. § 201.220(b).

       Since Tostel has not filed an Answer or otherwise defended the proceeding, it is in default. See 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, the following allegations of the OIP are deemed to be true. See 17 C.F.R. § 201.155(a).

       Tostel (CIK No. 721309) is a dissolved Colorado corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Tostel is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended December 31, 1995, which reported a net loss of $181,001 for the prior three months. As of February 2, 2010, the company's stock (symbol TSTLF) was traded on the over-the-counter markets.

       As discussed in more detail above, Tostel is delinquent in its periodic filings with the Commission, has repeatedly failed to meet its obligations to file timely periodic reports, and failed to heed delinquency letters sent to it by the Division of Corporation Finance requesting compliance with its periodic filing obligations or, through its failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires domestic issuers to file quarterly reports.

As a result of the foregoing, Tostel failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Tostel Corp. is hereby REVOKED.

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Robert G. Mahony
Administrative Law Judge